January 31, 2023

VIA EDGAR

Mr. Kenneth Ellington

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NMF SLF I, Inc.

Annual Report on Form 10-K

For the Fiscal Year ended December 31 2021 (File No. 000-56123)

Dear Mr. Ellington:

On behalf of NMF SLF I, Inc., (the “Company”), set forth below are the Company's responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 4, 2023 with respect to the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Financial Statements”). The Staff’s comments are set forth below in italics and are followed by the Company's responses.

1.	Comment: In future filings, please disclose how the weighted average was calculated in the table included in the Financial Statements that discloses quantitative information about Level 3 fair value measurements. See ASC 820-10-50-2(bbb)(2).

Response: The Company acknowledges the Staff's comment and confirms that it will include the above-referenced disclosure in future filings.

2.	Comment: Please provide the Staff on a supplemental basis with the percentage of the Company's net assets that were invested in unitranche loans as of the end of the fiscal year addressed in the Financial Statements.

Response: The Company advises the Staff on a supplemental basis that its holdings of loans that it believes would be considered unitranche in nature represented approximately 86.9% of its net assets as of December 31, 2021, the end of the fiscal year addressed in the Financial Statements.

3.	Comment: Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks associated with these investments.

Response: The Company will include the additional risk disclosure set forth below in the notes to its financial statements in future filings in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it does not presently hold any "last-out" loans, and does not expect to hold a material amount of such loans in the future given that such loans remain less prevalent in the market.

Risks Associated With Unitranche Loans

The Company invests a significant portion of its portfolio in unitranche loans, which are loans that combine both senior and subordinated debt, generally in a first-lien position.

Because unitranche loans combine characteristics of senior and subordinated debt, they have risks similar to the risks associated with secured debt and subordinated debt according to the combination of loan characteristics of the unitranche loan. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term and there is a heightened risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Certain unitranche loan investments may include “last-out” positions, which generally heighten the risk of loss.

4.	Comments: With respect to co-lending arrangements, please supplementally notify the staff of the following:

•	Whether the Company has any specific accounting policies it applies to co-lending arrangements;

•	How the valuation of these investments takes into account the payment prioritization / payment waterfalls;

•	The impact of such arrangements on the calculation of interest income under the effective interest method; and

•	Whether any of the co-lenders under these arrangements are affiliates.

Response: The Company advises the Staff on a supplemental basis that it does not presently hold any "last-out" loans, and therefore is not presently a party to any related co-lending arrangements. Nevertheless, while it does not have any specific accounting policies applicable only to co-lending arrangements, it would expect to take into account particular features associated with any such co-lending arrangements, including agreements among lenders with respect to priority of payments, when both valuing and recognizing income from such co-lending arrangements. In particular, any adjustment of payment priority or payment waterfalls as a result of agreements among lenders would be expected to be evaluated and taken into account when valuing the positions held by the Company with respect to any such co-lending investments in the same manner that the relative seniority of a debt investment could impact its valuation in the event of a widening or narrowing of relative risk premiums for similar credit instruments. In addition, the Company advises the Staff on a supplemental basis that it would expect to take into account the effect of any co-lending arrangements when determining the interest income attributable to any related co-lending investments. For example, to the extent the Company agrees to reallocate a portion of interest it receives on a co-lending investment to another co-lending investment, it would not expect to treat such reallocated amounts as interest income received from such investment. Finally, the Company advises the Staff on a supplemental basis that it does not engage in co-lending arrangements with any affiliates.

*           *           *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc: Shiraz Kajee / NMF SLF I, Inc.